Exhibit 99.1

BAYTEX ENERGY CORP.
Annual and Special Meeting of Shareholders
held on June 1, 2016
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on June 1, 2016 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated April 18, 2016 (the "Information Circular").
An aggregate of 88,057,798 common shares of Baytex (being 41.79% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot, except for matters #2 and #6 on which the votes were conducted by way of show of hands. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.
Ordinary resolution to approve the selection of the following nine nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	70,554,678	98.48	1,086,984	1.52
John A. Brussa	50,317,752	70.24	21,323,910	29.76
Raymond T. Chan	66,136,233	92.32	5,505,429	7.68
Edward Chwyl	70,031,638	97.75	1,610,024	2.25
Naveen Dargan	70,510,839	98.42	1,130,823	1.58
R.E.T. (Rusty) Goepel	70,683,742	98.66	957,920	1.34
Gregory K. Melchin	70,741,121	98.74	900,541	1.26
Mary Ellen Peters	70,684,789	98.66	956,873	1.34
Dale O. Shwed	69,085,095	96.43	2,556,567	3.57

2.
Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
87,329,603	99.28	635,465	0.72

3.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
53,102,505	74.12	18,539,154	25.88

4.	Ordinary resolution to approve the unallocated share awards under the Share Award Incentive Plan for an additional three years.

Votes For		Votes Against
#	%	#	%
56,761,402	79.23	14,880,254	20.77

5.	Ordinary resolution to approve certain amendments to the Share Award Incentive Plan.

Votes For		Votes Against
#	%	#	%
57,713,818	80.56	13,927,839	19.44

6.	Special resolution to reduce the stated capital of our common shares.

Votes For		Votes Against
#	%	#	%
69,826,436	97.59	1,722,495	2.41